Exhibit (i)

                   Text of the July 15, 2000 Advertisement
                              [English Translation]

A LETTER TO BAAN SHAREHOLDERS

Dear Shareholder,

Baan is very concerned about the low level of acceptances for the Invensys
Offer.

Financing further losses is not an option. The viability of Baan hangs in the balance.

Baan employs 4,000 people - their jobs are at stake. 7,000 customers trust and depend on our products for the effective operation of their companies.

Compared to other alternatives available this offer maximises shareholder value.

Baan shareholders should support Invensys offer without delay.

It is the best way to secure Baan's future.

Signed by the Management and Supervisory Board of Baan Company N.V.